Exhibit 99.1

Klaus Roewe, industry veteran and former leader of one of the most profitable commercial aircraft programs, to join Lilium as CEO

MUNICH, Germany, June 1, 2022: Lilium N.V. (NASDAQ: LILM) (“Lilium”), developer of the first all-electric vertical take-off and landing (“eVTOL”) jet, announced today that it is accelerating its next phase of product delivery and business growth with the naming of Klaus Roewe, long-time Airbus executive, as CEO. Roewe will be joining Lilium on August 1, 2022. Daniel Wiegand, Lilium co-founder and the current CEO, will continue as Lilium’s Chief Engineer for Innovation and Future Programs and as a Board Director.

“The Board ran an extensive global CEO search and are genuinely excited with the appointment of Klaus Roewe. We believe adding Klaus as CEO will give us unparalleled executional leadership to complement Lilium’s innovative DNA as we continue the development of the Lilium Jet and advance towards Type Certification and scale production – Klaus has a breadth of operational experience that is very rare in our industry” said Lilium Chairman, Tom Enders.

During his 30 years at Airbus, Klaus Roewe has spearheaded all phases of the life cycle of a commercial aircraft across Engineering, Manufacturing, Program management and Customer Support. He led Airbus’ most important business line, the A320 and A320neo programs, to unprecedented success during his tenure: improving aircraft performance, doubling EBIT, cutting unit costs, while increasing market share and FCF, making it the most successful large commercial aircraft program of all time.

Daniel and his co-founders launched the company in 2015, designing and proving out a novel eVTOL jet architecture - and attracting some of best talent in the industry to help them achieve their mission. Since then, the company has gone from a start-up to a Nasdaq-listed company with over 800 employees and a dynamic, experienced, leadership team pulled from the best of aerospace and high-tech.

Barry Engle, former President of GM North America and Lilium Board Director, said: “As CEO, Daniel has inspired us with a bold vision of transforming sustainable regional mobility with a breakthrough electric jet technology. As a Board and as investors, we are delighted that Daniel will continue to focus on this vision and to help drive innovation around core technologies and future products.”

“I am absolutely thrilled to have Klaus Roewe as our next CEO - I firmly believe that he is the right person to lead us through this next phase; and adding him gives Lilium the ideal mix of Silicon Valley innovation with deep aerospace know-how,” said Daniel Wiegand.

“I’m proud to be joining the most innovative and differentiated eVTOL company in our industry,“ said Klaus Roewe. He added: “I look forward to working with all the Lilium teams to advance the development of our aircraft and to drive Lilium’s success in revolutionizing sustainable air transport.”

As is standard practice, the formal role of CEO will be effective upon approval at Lilium’s 2022 Annual General Meeting of Shareholders.

Contact information for media:

Meredith Bell, Lilium

+41794325779

Press@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology and infrastructure leaders, and with planned launch networks announced in Germany, the United States and Brazil, Lilium’s 750+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”) operate or intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, expected approvals by Lilium’s shareholders and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this communication include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F, all of which are available at www.sec.gov. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in Lilium’s Annual Report on Form 20-F and in other filings. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.